EXHIBIT 99.1

Navios Maritime Midstream Partners L.P.

Reports Financial Results for the Fourth Quarter and Year Ended December 31, 2016

•	Net Income: $24.9 million for FY; $6.0 million in Q4

•	EBITDA: $66.2 million for FY; $16.4 million in Q4

•	Operating Surplus: $40.6 million for FY; $10.0 million in Q4

•	Quarterly Cash Distribution of $0.4225 per unit; $1.69 per unit annualized

MONACO, January 25, 2017 – Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP), an owner and operator of tanker vessels, reported its financial results today for the fourth quarter and year ended December 31, 2016.

Angeliki Frangou, Chairman and Chief Executive Officer of Navios Midstream stated “We are pleased to report results for the full year and fourth quarter of 2016. For the full year, we reported $24.9 million of net income and $66.2 million of EBITDA. For the fourth quarter, we recorded $6.0 million of net income and $16.4 million of EBITDA. We also recently announced a distribution of $0.4225 per unit, representing an annualized distribution of $1.69 per unit and a current yield of 14%.”

Angeliki Frangou continued, “Navios Midstream is a cash generating platform positioned to take advantage of market opportunity. On the revenue side, our fleet is 100% fixed through 2018. On the cost side, operating and related costs are fixed through 2018 as well. Further, we have no forward growth capex commitments, and we have no debt maturities until 2020. ”

RECENT DEVELOPMENTS

Cash Distribution

The Board of Directors of Navios Midstream declared a cash distribution for the fourth quarter of 2016 of $0.4225 per unit. The cash distribution is payable on February 14, 2017 to unitholders of record as of February 9, 2017.

Fleet updates

The Nave Celeste has been chartered out to an oil-major for one year at a rate based on the BITR TD3-TCE index. Navios Midstream will receive 100% of the index rate up to $37,525 net per day and 50% of any amount in excess of $37,525 net per day. The contract provides a minimum rate of $17,775 net per day. Pursuant to the backstop agreement in place, Navios Maritime Acquisition Corporation (“Navios Acquisition”) has provided a backstop commitment at a rate of $35,000 net per day until December 2018.

The Shinyo Ocean and the Shinyo Kannika have been placed in a VLCC pool for a minimum period of three months. Pursuant to the backstop agreement in place, Navios Acquisition has provided a backstop commitment at a rate of $38,400 net per day until January 2019 for the Shinyo Ocean and at a rate of $38,025 net per day until February 2019 for the Shinyo Kannika.

Long – Term Cash Flow and Profit Sharing

Navios Midstream has entered into long-term charter-out agreements for its vessels, with a remaining average term of 4.3 years, which are expected to provide a stable base of revenue and distributable cash flow. Navios Midstream has currently contracted out 100% of its available days for 2017 and 2018 expecting to generate revenues, including the backstop commitment provided by Navios Acquisition, of approximately $86.7 million and $86.6 million for 2017 and 2018, respectively. The average expected daily charter-out rate for the fleet is $39,580 and $39,559 for 2017 and 2018, respectively.

Profit share recognized for the year ended December 31, 2016, was $4.9 million, under its profit sharing arrangements.

Continuous Offering Program

Pursuant to the Continuous Offering Program in place, Navios Midstream issued 313,103 common units in 2016 (of which 56,000 common units were issued during the three month period ended December 31, 2016) and received net proceeds of $4.0 million (of which $0.6 million were received during the three month period ended December 31, 2016). In connection with the issuance of the common units, Navios Midstream issued 6,798 general partnership units to its general partner in order for it to maintain its 2.0% general partner interest. The net proceeds from the issuance of the general partnership units were $0.1 million.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Midstream has compiled condensed consolidated statements of operations for the three months and years ended December 31, 2016 and 2015. The quarterly information for 2016 and 2015 was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Midstream’s results.

(in $‘000 except per unit data)	Three Month Period ended December 31, 2016 (unaudited)	Three Month Period ended December 31, 2015 (unaudited)	Year ended December 31, 2016 (unaudited)	Year ended December 31, 2015 (unaudited)
Revenue	$22,781	$25,836	$91,834	$83,362
Net income	6,049	9,134	24,890	27,072
EBITDA	16,365	19,381	66,170	62,190
Earnings per common unit (basic and diluted)	0.28	0.44	1.19	1.33
Operating Surplus	10,007	12,946	40,609	42,406
Maintenance and replacement capital expenditure reserve	3,580	3,591	14,321	11,684

Three month periods ended December 31, 2016 and 2015

Revenue for the three month period ended December 31, 2016 decreased by $3.1 million to $22.8 million, as compared to $25.8 million for the same period in 2015. Time Charter Equivalent (“TCE”) was $40,719 for the three month period ended December 31, 2016 and $45,940 for the three month period ended December 31, 2015. The decrease in TCE was mainly due to the decrease in profit sharing recognized in relation to certain charters for the three month period ended December 31, 2016, as compared to the same period of 2015.

EBITDA decreased by $3.0 million to $16.4 million for the three month period ended December 31, 2016, as compared to $19.4 million for the same period in 2015. The decrease in EBITDA was due to a: (a) $3.1 million decrease in revenue; and (b) $0.3 million increase in other expense; partially mitigated by a: (i) $0.2 million decrease in time charter expenses; and (ii) $0.2 million decrease in general and administrative expenses.

The reserve for estimated maintenance and replacement for capital expenditures for each of the three month periods ended December 31, 2016 and 2015 was $3.6 million (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Midstream generated an Operating Surplus for the three month period ended December 31, 2016 of $10.0 million. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the three month period ended December 31, 2016 was $6.0 million compared to $9.1 million for the three month period ended December 31, 2015. The decrease in net income of $3.1 million was due to a: (a) $3.0 million decrease in EBITDA; and (b) $0.1 million increase in direct vessel expenses.

Earnings per common unit for the three month period ended December 31, 2016 were $0.28.

Year ended December 31, 2016 and 2015

Revenue for the year ended December 31, 2016 increased by $8.5 million to $91.8 million, as compared to $83.4 million for the same period in 2015. The increase was mainly due to the acquisition of the Nave Celeste and the C. Dream in June 2015 and was partially mitigated by a decrease of $3.2 million in profit sharing recognized in relation to certain charters for the year ended December 31, 2016, as compared to the same period of 2015. Time Charter Equivalent (“TCE”) was $42,625 for the year ended December 31, 2016 and $45,924 for the year ended December 31, 2015. The decrease in TCE was due to the lower average charter rate of the two VLCCs acquired in June 2015, compared to the existing fleet.

EBITDA increased by $4.0 million to $66.2 million for the year ended December 31, 2016, as compared to $62.2 million for the same period in 2015. The increase in EBITDA was mainly due to an $8.5 million increase in revenue. The above increase was partially mitigated by a: (a) $3.7 million increase in management fees and in general and administrative expenses, mainly due to the acquisition of the Nave Celeste and the C. Dream in June 2015; (b) $0.4 million increase in time charter expenses; (c) $0.3 million increase in other expense; and (d) $0.1 million decrease in other income.

The reserve for estimated maintenance and replacement capital expenditures for the year ended December 31, 2016 and 2015 was $14.3 million and $11.7 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Midstream generated an Operating Surplus for the year ended December 31, 2016 of $40.6 million. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the year ended December 31, 2016 was $24.9 million compared to $27.1 million for the year ended December 31, 2015. The decrease of approximately $2.2 million in net income was due to a: (a) $2.8 million increase in depreciation and amortization; (b) $2.0 million increase in interest expenses and finance cost; and (c) $1.5 million increase in direct vessel expenses; partially mitigated by a: (i) $4.0 million increase in EBITDA; and (ii) $0.2 million increase in interest income.

Earnings per common unit for the year ended December 31, 2016 were $1.19.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Midstream’s core fleet performance for the three months and years ended December 31, 2016 and 2015.

	Three Month Period ended December 31, 2016 (unaudited)	Three Month Period ended December 31, 2015 (unaudited)	Year ended December 31, 2016 (unaudited)	Year ended December 31, 2015 (unaudited)
FLEET DATA
Available days(1)	552	552	2,120	1,791
Operating days(2)	551	547	2,113	1,785
Fleet utilization(3)	99.9%	99.1%	99.7%	99.7%
Vessels operating at period end	6	6	6	6
AVERAGE DAILY RESULTS
Time Charter Equivalent per day(4)	$40,719	$45,940	$42,625	$45,924

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Midstream’s possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Midstream’s vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	Time Charter Equivalent (“TCE”) rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call details:

Navios Midstream’s management will host a conference call today, Wednesday, January 25, 2017 to discuss the results for the fourth quarter and year ended December 31, 2016.

Conference Call details:

Call Date/Time: Wednesday, January 25, 2017 at 8:30 am ET

Call Title: Navios Midstream Q4 2016 Financial Results Conference Call

US Dial In: +1.866.703.4207

International Dial In: +1.636.692.6440

Conference ID: 5685 6929

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 5685 6929

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Midstream’s website (www.navios-midstream.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Midstream’s website under the “Investors” section by 8:00 am ET on the day of the call.

About Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Partners L.P. is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. For more information, please visit our website at www.navios-midstream.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations, including with respect to Navios Midstream’s future dividends and Navios Midstream’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by, Navios Midstream at the time these statements were made. Although Navios Midstream believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Midstream. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the creditworthiness of our charterers and the ability of our contract counterparties to fulfill their obligations to us, tanker industry trends, including charter rates and vessel values and factors affecting vessel supply and demand, the aging of our vessels and resultant increases in operation and drydocking costs, the loss of any customer or charter or vessel, our ability to repay outstanding indebtedness, to obtain additional financing and to obtain replacement charters for our vessels, in each case, at commercially acceptable rates or at all, increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance and general and administrative expenses, the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, potential liability from litigation and our vessel operations, including discharge of pollutants, general domestic and international political conditions, competitive factors in the market in which Navios Midstream operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Midstream’s filings with the Securities and Exchange Commission including its Form 20-Fs and Form 6-Ks. Navios Midstream expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Midstream’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based. Navios Midstream makes no prediction or statement about the performance of its common units.

Investor Relations Contacts

Navios Maritime Midstream Partners L.P.

+1 (212) 906 8647

Investors@navios-midstream.com

EXHIBIT 1

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. Dollars)

	December 31, 2016 (unaudited)	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	$52,791	$37,834
Accounts receivable, net	2,264	5,110
Prepaid expenses and other current assets	1,168	112
Due from related parties	4,864	2,804
Total current assets	61,087	45,860
Vessels, net	378,444	400,192
Intangible assets	25,164	28,450
Deferred dry dock and special survey costs, net	11,086	6,066
Total non-current assets	414,694	434,708
Total assets	$475,781	$480,568
LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$2,386	$412
Accrued expenses	602	654
Due to related parties	—	438
Deferred revenue	2,494	1,931
Current portion of long-term debt, net of deferred finance costs and discount	661	643
Total current liabilities	6,143	4,078
Long-term debt, net of deferred finance costs and discount	196,515	197,176
Total non-current liabilities	196,515	197,176
Total liabilities	$202,658	$201,254
Commitments and contingencies	—	—
Total Partners’ capital
Common Unitholders (9,675,795 units and 9,342,692 units issued and outstanding at December 31, 2016 and December 31, 2015, respectively)	125,635	126,317
Subordinated Series A Unitholders (1,592,920 units issued and outstanding at December 31, 2016 and none at December 31, 2015)	26,593	27,379
Subordinated Unitholders (9,342,692 units issued and outstanding at December 31, 2016 and December 31, 2015)	115,552	120,154
General Partner (420,641 units issued and outstanding at December 31, 2016 and 413,843 issued and outstanding at December 31, 2015)	5,343	5,464
Partners’ capital	273,123	279,314
Total liabilities and Partners’ capital	$475,781	$480,568

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars, except per unit amounts)

	Three Month Period ended December 31, 2016 (unaudited)	Three Month Period ended December 31, 2015 (unaudited)	Year ended December 31, 2016 (unaudited)	Year ended December 31, 2015
Revenue	$22,781	$25,836	$91,834	$83,362
Time charter expenses	(305)	(476)	(1,466)	(1,100)
Direct vessel expenses	(781)	(651)	(3,093)	(1,602)
Management fees (entirely through related party transactions)	(5,244)	(5,244)	(20,862)	(17,613)
General and administrative expenses	(552)	(707)	(2,968)	(2,497)
Depreciation and amortization	(6,378)	(6,367)	(25,534)	(22,686)
Interest expenses and finance cost	(3,196)	(3,229)	(12,843)	(10,830)
Interest income	39	—	190	—
Other income, net	2	12	4	88
Other expense	(317)	(40)	(372)	(50)
Net income	$6,049	$9,134	$24,890	$27,072
Earnings attributable to:
Common unit holders	$2,783	$4,123	$11,306	$12,465
Subordinated unit holders Series A	$458	$703	$1,906	$1,598
Subordinated unit holders	$2,688	$4,123	$11,186	$12,465
General Partner	$120	$183	$492	$541
Earnings per unit (basic and diluted)
Common unitholders:	$0.28	$0.44	$1.19	$1.33
Subordinated Series A unitholders:	$0.29	$0.44	$1.20	$1.86
Subordinated unitholders:	$0.28	$0.44	$1.19	$1.33
General Partner:	$0.29	$0.44	$1.19	$1.36

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Year ended December 31, 2016	Year ended December 31, 2015
Operating Activities
Net income	$24,890	$27,072
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,534	22,686
Amortization and write-off of deferred finance costs, discount and bond premium	1,407	2,676
Amortization of dry dock and special survey costs	3,093	1,602
Changes in operating assets and liabilities:
Decrease in prepaid expenses and other current assets	94	100
Payments for Drydocking	(8,113)	(5,713)
Decrease/ (increase) in accounts receivable	2,846	(4,457)
Increase/ (decrease) in accounts payable	1,974	(310)
(Decrease)/ increase in accrued expenses	(52)	(1,040)
(Decrease)/ increase in due to/ from related parties	(2,498)	(2,756)
Decrease/ (increase) in deferred revenue	563	(7)
Net cash provided by operating activities	$49,738	$39,853
Investing Activities
Acquisition of vessels	(500)	(72,252)
Due from related parties	—	—
Net cash used in investing activities	$(500)	$(72,252)
Financing Activities
Proceeds from Long term debt, net of deferred finance costs and discount	—	198,081
Loan and other payments	(3,200)	(127,025)
Cash remittance to Navios Acquisition	—	—
IPO proceeds, net of underwriting discount	—	—
IPO expenses	—	(3,347)
Dividend paid	(35,180)	(28,904)
Proceeds from issuance of general partner units	89	551
Proceeds from issuance of common units	4,010	—
Owner’s net investment	—	—
Net cash (used in)/ provided by financing activities	$(34,281)	$39,356
Net increase in cash and cash equivalents	14,957	6,957
Cash and cash equivalents, beginning of year	37,834	30,877
Cash and cash equivalents, end of year	$52,791	$37,834

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)
Shinyo Kieran	VLCC	2011	297,066
Shinyo Saowalak	VLCC	2010	298,000
Nave Celeste	VLCC	2003	298,717
Shinyo Kannika	VLCC	2001	287,175
Shinyo Ocean	VLCC	2001	281,395
C. Dream	VLCC	2000	298,570

Option Vessels(1)	Type	Built	Capacity (DWT)	Expiration date
Nave Buena Suerte	VLCC	2011	297,491	November 18, 2018
Nave Neutrino	VLCC	2003	298,287	November 18, 2018
Nave Electron	VLCC	2002	305,178	November 18, 2018

(1)	Navios Midstream has options, to acquire up to three VLCCs at fair market value from Navios Maritime Acquisition Corporation until November 18, 2018.

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA

EBITDA represents net income before interest and finance costs, before depreciation and amortization and income taxes. We use EBITDA as a liquidity measure and reconcile EBITDA to net cash provided by/(used in) operating activities, the most comparable U.S. GAAP liquidity measure. EBITDA in this document is calculated as follows: net cash provided by/(used in) operating activities adding back, when applicable and as the case may be, the effect of: (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) amortization of deferred finance charges and other related expenses; (v) provision for losses on accounts receivable; (vi) equity in affiliates, net of dividends received; (vii) payments for drydock and special survey costs; (viii) gain/(loss) on sale of assets/subsidiaries; and (ix) impairment charges. Navios Midstream believes that EBITDA is the basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Midstream’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and make cash distributions. Navios Midstream also believes that EBITDA is used (i) by potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Midstream’s results as reported under U.S. GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. EBITDA does not reflect any cash requirements for such capital expenditures. As a result of these limitations, EBITDA should not be considered as a principal indicator of Navios Midstream’s performance. Furthermore, our calculation of EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Midstream’s capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

•	provide for the proper conduct of Navios Midstream’s business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Midstream’s debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period ended December 31, 2016 ($ ‘000) (unaudited)	Three Month Period ended December 31, 2015 ($ ‘000) (unaudited)	Year ended December 31, 2016 ($ ‘000) (unaudited)	Year ended December 31, 2015 ($ ‘000) (unaudited)
Net cash provided by operating activities	$13,519	$15,743	$49,738	$39,853
Net (increase)/ decrease in operating assets	304	(117)	5,173	10,070
Net (increase)/ decrease in operating liabilities	(264)	881	13	4,113
Net interest cost	3,157	3,229	12,653	10,830
Amortization of deferred finance cost and bond premium	(351)	(355)	(1,407)	(2,676)
EBITDA	$16,365	$19,381	$66,170	$62,190
Cash interest paid	$(2,815)	$(2,844)	$(11,428)	$(8,100)
Cash interest income	37	—	188	—
Maintenance and replacement capital expenditures	$(3,580)	$(3,591)	$(14,321)	$(11,684)
Operating Surplus	$10,007	$12,946	$40,609	$42,406
Cash distribution paid relating to the first nine months	—	—	(26,438)	(25,143)
Cash reserves	$(1,121)	$(4,204)	$(5,285)	$(8,521)
Available cash for distribution	$8,886	$8,742	$8,886	$8,742

	Three Month Period ended December 31, 2016 ($ ‘000) (unaudited)	Three Month Period ended December 31, 2015 ($ ‘000) (unaudited)	Year ended December 31, 2016 ($ ‘000) (unaudited)	Year ended December 31, 2015 ($ ‘000) (unaudited)
Net cash provided by operating activities	$13,519	$15,743	$49,738	$39,853
Net cash used in investing activities	$—	$—	$(500)	$(72,252)
Net cash (used in) / provided by financing activities	$(9,956)	$(9,254)	$(34,281)	$39,356